Exhibit 99.1

ENTRÉE GOLD FILES ANN MASON PRELIMINARY ECONOMIC ASSESSMENT

Vancouver, B.C., November 15, 2012 – Entrée Gold Inc. (TSX:ETG; NYSE MKT:EGI; Frankfurt:EKA - "Entrée" or the "Company") has today filed a National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) technical report entitled “Entrée Gold Inc., Preliminary Economic Assessment on the Ann Mason Project, Nevada, U.S.A. ” (the “Report”), dated November 14, 2012, on SEDAR at www.sedar.com.  The Report relates to the Preliminary Economic Assessment (“PEA”) and updated resource estimate for the Ann Mason copper-molybdenum porphyry deposit in Nevada announced on October 24, 2012.  A copy of the Report has also been posted on the Company website.

The PEA was completed independently by AGP Mining Consultants Inc. (“AGP”), Toronto, Quantitative Group Pty Ltd (“QG”), Perth, Australia and Porcupine Engineering Services Inc. (“PES”).  The following “Qualified Persons” as defined by NI 43-101 prepared the Report: Scott Jackson, F.AusIMM, Principal (QG); Michael Waldegger, P.Geo. Senior Associate Geologist (AGP); Joseph Rosaire Pierre Desautels, P.Geo., Principal Resource Geologist (AGP); Gordon Zurowski, P.Eng., Principal Mining Engineer (AGP); Lyn Jones, P.Eng., Senior Associate Metallurgist (AGP) and Mario Colantonio, P. Eng., Manager/Principal (PES).

FURTHER INFORMATION

Mona Forster
Executive Vice President
Entrée Gold Inc.
Tel: 604-687-4777
Fax: 604-687-4770
Toll Free: 866-368-7330
E-mail: mforster@entreegold.com

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